This document has been translated for information purposes only; the Chinese text is the only valid document.
Only Chinese proxies will be accepted.

Exhibit 4.12
Power of Attorney

FUZHOU  WONDER DREDGING ENGINEERING LIMITED (“Fuzhou Wonder”), with its address at Suite 1705 of 17th Floor, Zhongshan Plaza A, 154 Hudong Road, Fuzhou City, Fujian and its Lin Qing as its legal representative,

Holder of fifty percent (50%) equity interest in Fujian Xing Gang Port Service Limited( “Fujian Xing Gang”),

irrevocably grants full powers of attorney to FUJIAN WANGANG DREDGING ENGINEERING LIMTED (“Fujian Wangang”), with its address at 16th Floor, Zhongshan Plaza, 154 Hudong Road, Fuzhou City, Fujian and the persons designated by Fujian Wangang (the “Designated Persons”), with the sole and exclusive power of attorney, to exercise the power as follows, including without limitation:

1. Fuzhou Wonder’s full voting power and other power as the holder of equity interest in Fujian Xing Gang, pursuant to the bylaws of Fujian Xing Gang and the laws of People of Republic of China, including without limitation the rights of selling, transferring, pledging or disposing all or part of the equity interest held by Fuzhou Wonder;

2. Rights of designating, appointing and nominating the legal representative (the “Chairman of the Board of Directors”), directors, supervisors, general manager and other senior officers of Fujian Xing Gang;

3. The Designated Persons have the power to sign the Contracted Management Agreement, the Contract Relating to the Exclusive Purchase Right of the Equity Interest and the Equity Interest Pledge Agreement and perform their obligations in these agreements. Exercising the power in this paragraph will not impose restriction to this Power of Attorney;

4. All the  actions taken by the Designated Persons under this Power of Attorney are deemed to be have been taken by Fuzhou Wonder’s and will be  confirmed by it; All the documents signed by the Designated Persons under this Power of Attorney are deemed to be the documents signed by Fuzhou Wonder and will be confirmed by it;

This document has been translated for information purposes only; the Chinese text is the only valid document.
Only Chinese proxies will be accepted.

5. The Designated Persons have the power of assignment. They have the power to assign the commitment in above four paragraphs to other persons or enterprises, at their sole discretion, without consent from Fuzhou Wonder and without delivering notification to Fuzhou Wonder;

6. The term of this Power of Attorney commences on the date of signing. During the period in which Fuzhou Wonder is the holder of equity interest in Fujian Xing Gang this Power of Attorney is irrevocable and will validly exist.

7. During the term of this Power of Attorney Fuzhou Wonder waives the power delegated to the Fujian Wangang  and the Designated Persons and will not exercise it.

Signed on   June 30, 2010

(Seal of Fuzhou Wonder ) /seal/ Fuzhou Wonder Dredging Engineering Limited

(Signature of Fuzhou Wonder’s legal representative): /s/ Lin Qing

With the witness:

(signature )

(Print)

Date